

By Electronic Mail

March 30, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Two Roads Shared Trust
Issuer CIK: 0001552947
Issuer File Number: 333-182417/811-22718
Form Type: 8-A12B
Filing Date: March 30, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated February 28, 2022, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Regents Park Hedged Market Strategy ETF (RPHS)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications